                                                                    EXHIBIT 16.1


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, North West
Washington, D.C. 20549

June 17, 2002

Dear Sir/Madam,

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first, second, third and fourth paragraphs of Item 4 included in the Form 8-K dated June 10, 2002, of Monarch Dental Corporation filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP


cc:  Mr. W. Barger Tygart, Chief Executive Officer, Monarch Dental Corporation